SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of June 20, 2006


                                   TELENT PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                    20 June 2006


                          Recommended Cash Acquisition

        by Holmar Holdings Limited, a company formed at the direction of
                         Fortress Investment Group LLC,

                                 of telent plc

 to be implemented by means of a scheme of arrangement under section 425 of the
                                 Companies Act


- On 25 May 2006 the Boards of Holmar and telent announced that they had reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent. The Board of Holmar today announces that it is proceeding with the Acquisition.

- The Acquisition price of 529.5 pence per telent Share values the Diluted Share Capital of telent at approximately GBP346 million as at 19 June 2006, being the last business day prior to this announcement.

- The Acquisition price of 529.5 pence per telent Share represents a premium of:

     - approximately 13 per cent. over the closing price of 467.5 pence per telent Share on 24 May 2006, being the last business day prior to the announcement of the possible acquisition; and

     - approximately 23 per cent. over the average closing price of 430.5 pence per telent Share in the period from the announcement by telent of the disposal of its equipment and international services businesses to Ericsson on 25 October 2005 to 24 May 2006, the last business day prior to the announcement of the possible acquisition.

- The telent Directors, who have been so advised by Morgan Stanley and Lazard, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Board of telent, Morgan Stanley and Lazard have taken into account the commercial assessments of the telent Directors. Accordingly, the telent Directors intend unanimously to recommend that telent Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the Extraordinary General Meeting as they have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,191 telent Shares, representing approximately 0.0068 per cent. of the telent Shares in issue.

- A proposal will be made to Warrantholders that, if an extraordinary resolution to cancel the Warrants and release telent from its obligations in respect of the Warrants is passed at a meeting of Warrantholders and the Scheme becomes effective, Warrantholders will be paid 2 pence in cash for each Warrant they hold. However, neither the Acquisition nor the Scheme will be conditional on this resolution being approved.

- The Acquisition is conditional on, amongst other things, certain approvals from telent Shareholders, and the sanction of the Scheme by the Court. Regulatory clearance from the European Commission under the EC Merger Regulation will also need to be obtained.

- The Acquisition has received clearance from the Pensions Regulator and the application for such clearance received the support of the Trustee of the UK Pension Plan.

- The Scheme Document, setting out the details of the Acquisition and the procedures to be followed to approve the Scheme will be posted to telent Shareholders shortly. It is expected that the Scheme will become effective in the third quarter of 2006.

- Commenting on the Acquisition, John Devaney, Chairman of telent, said today:

     "The Board believes that today's offer from Holmar represents fair value to telent Shareholders and is therefore recommending that telent Shareholders vote in favour of the transaction. It will provide a secure future for the telent business, its customers, employees and UK Pension Plan members.
     This is the closing chapter in the resolution of the difficulties the Company faced in 2001.

     We have returned significant capital to our creditors through cash repayments and the securities put in place at the time of the restructuring (bonds and shares).

     GBP590 million or 275 pence per share (pre the 2 for 7 share consolidation of 27 March 2006) was returned to telent Shareholders as a result of the disposal of the Company's equipment and international services businesses to Ericsson. The proposed Acquisition, at 529.5 pence per telent Share, values the Diluted Share Capital of telent at a further GBP346 million.

     Operationally we have returned our businesses to profitable trading and through the transaction with Ericsson and the formation of telent we have strategically positioned them to succeed in the future.

     Finally, through the cash injection of GBP185 million into the UK Pension Plan, and by placing a further GBP490 million in escrow for the potential benefit of the UK Pension Plan, we have been able to significantly improve the funding status of the UK Pension Plan and protect members' entitlements."


Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and Holmar)
Tim McCall            +44 (0) 20 7491 7784


Goldman Sachs
(Financial adviser to Fortress Investment Group and Holmar)
Basil Geoghegan       +44 (0) 20 7774 1000
Mateusz Szeszkowski

Bell Pottinger
(Public relations adviser to telent)
Charles Cook          +44 (0) 20 7861 3928
Zoe Sanders           +44 (0) 20 7861 3887

Morgan Stanley
(Rule 3 financial adviser to telent)
Adrian Doyle          +44 (0) 20 7425 5000


Lazard
(Rule 3 financial adviser to telent)
Nicholas Jones        +44 (0) 20 7187 2000
Peter Warner


JPMorgan Cazenove
(Financial adviser and broker to telent)
Edmund Byers          +44 (0) 20 7588 2828
Andrew Hodgkin



This summary should be read in conjunction with the full text of the following announcement.

Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Investment Group and Holmar and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Investment Group and Holmar for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition.

Morgan Stanley, Lazard and JPMorgan Cazenove are acting for telent and no one else in connection with the Acquisition and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley, Lazard or JPMorgan Cazenove nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.


Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of telent, all "dealings" in any "relevant securities" of telent (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of telent, they will be deemed to be a single person for the purposes of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of telent by Holmar or telent, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 of the Code, you should consult the Panel.

This announcement contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 about telent, Holmar and the proposed transaction with Holmar. These statements include the expected timetable, statements regarding plans, objectives and expectations with respect to future operations, and statements regarding future performance, events or trends. Words such as "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of telent or Holmar, and may cause the actual results, performance or achievements of the telent Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (i) delays in satisfying, or failure to satisfy, the conditions to the proposed transaction (as described in Appendix I of the following announcement); (ii) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction;
(iii) the ability to manage regulatory, tax and legal matters and changes in the regulatory environment; and (iv) adverse changes in the markets for telent's services. Important risks, uncertainties and considerations are also discussed in the telent Circular and telent's annual report to the SEC on Form 20-F for the year ended 31 March 2005 and in telent's other filings with the SEC. telent Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to telent's and Holmar's judgement as of the date on which they are made. Any such forward-looking statements are not intended to give any assurance as to future results. Neither telent nor Holmar undertakes to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Appendix I contains the conditions to the implementation of the Scheme and the Acquisition; Appendix II contains sources of information and bases of calculation; and Appendix III contains the definitions of certain terms used in this summary and the following announcement.

                                      END



                                                                    20 June 2006


                          Recommended Cash Acquisition

        by Holmar Holdings Limited, a company formed at the direction of
                         Fortress Investment Group LLC,

                                 of telent plc

 to be implemented by means of a scheme of arrangement under section 425 of the
                                 Companies Act


1. Introduction

   On 25 May 2006 the Boards of Holmar and telent announced that they had reached agreement in principle on the terms of a possible recommended cash acquisition by Holmar of telent. The Board of Holmar today announces that it is proceeding with the Acquisition.


2. The Acquisition

   The Acquisition is expected to be effected by means of a scheme of arrangement under section 425 of the Companies Act. Under the Scheme, which will be subject to the Conditions and to the full terms and conditions to be set out in the Scheme Document, telent Shareholders will receive:

                    for each telent Share 529.5 pence in cash

   The terms of the Acquisition value the Diluted Share Capital of telent at approximately GBP346 million.

   The Acquisition price of 529.5 pence per telent Share represents a premium of:

   - approximately 13 per cent. over the closing price of 467.5 pence per telent Share on 24 May 2006, being the last business day prior to the announcement of the possible acquisition; and

   - approximately 23 per cent. over the average closing price of 430.5 pence per telent Share in the period from the announcement by telent of the disposal of its equipment and international services businesses to Ericsson on 25 October 2005 to 24 May 2006, the last business day prior to the announcement of the possible acquisition.


3. Recommendation

   The telent Directors, who have been so advised by Morgan Stanley and Lazard consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Board of telent, Morgan Stanley and Lazard have taken into account the commercial assessments of the telent Directors.

   Accordingly, the telent Directors intend unanimously to recommend that telent Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the resolution required to effect the Acquisition to be proposed at the Extraordinary General Meeting, as they have irrevocably undertaken to do in respect of their own beneficial holdings of, in aggregate, 4,191 telent Shares, representing approximately 0.0068 per cent. of the telent Shares in issue.


4. Irrevocable Undertakings

   The irrevocable undertakings given by the telent Directors referred to above will remain binding in the event of a competing offer being announced for telent and also oblige each of the telent Directors to accept an Offer announced by Holmar on terms no less favourable than the Scheme, provided that the latest date for such offer to become unconditional as to acceptances is no later than the latest date on which the Scheme could become effective.


5. Merger Agreement and fee

   telent and Holmar have entered into the Merger Agreement which provides, inter alia, for the implementation of the Scheme (or, if applicable, the Offer) and contains certain assurances and confirmations between the parties, including with respect to the implementation of the Scheme and regarding the conduct of the business of the telent Group in the period prior to the Effective Date. telent has also undertaken not to solicit any other potential offerors.

   Under the Merger Agreement, telent has agreed to pay to Holmar Acquisition Ltd., the immediate holding company of Holmar, a fee of GBP2,416,749 (together with amounts in respect of any VAT which is fully recoverable by telent) in the following circumstances:

   - the telent Directors do not unanimously, without qualification, recommend the Acquisition, or withdraw (or modify or qualify in a manner adverse to Holmar) their recommendation or approve the announcement of or recommend a Takeover Proposal and the Scheme is not implemented or does not become effective; or

   - prior to the Scheme becoming effective a Takeover Proposal is announced which becomes or is declared wholly unconditional or otherwise becomes effective or is completed; or

   - the Scheme is not implemented or does not become effective as a result of certain actions of telent or the telent Directors relating to implementation of the Scheme; or

   - the Scheme is not implemented or does not become effective in circumstances where the Merger Agreement has been terminated by Holmar as a result of a material breach by telent of certain of its obligations under the Merger Agreement.

   The Merger Agreement may, subject to compliance with the Code and the requirements of the Panel, be terminated in certain circumstances, including:

   - by Holmar or telent, if the Effective Date has not occurred on or before 30 September 2006 (or such later date as Holmar, telent and the Court may agree), or

   - by either Holmar or telent, if any Condition is not satisfied or becomes incapable of satisfaction, or

   - by either Holmar or telent, if at any time prior to the Effective Date the telent Directors withdraw (or modify in a manner adverse to Holmar) their approval or recommendation of the Acquisition or approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, or

   - by Holmar, if telent is in material breach of certain of its obligations under the Merger Agreement.

   Under the terms of a letter agreement between Fortress Investment Group and telent dated 28 February 2006, telent agreed to pay to Fortress Investment Group GBP1 million in consideration of Fortress Investment Group undertaking due diligence investigations in connection with the Acquisition.


6. Background to the Recommendation of the Scheme

   Since the financial restructuring of the Company in 2003 (the Company has been known as telent since January 2006) the telent board has delivered significant value to the stakeholders of its business:

   - Management initially focused on improving the operating performance of the business, the reduction of the Company's debt burden, returning the business to profitability.

   - The disposal of its equipment and international services businesses to Ericsson resulted in:

     - GBP185 million being contributed to the UK Pension Plan and GBP490 million being set aside in escrow for the potential benefit of the UK Pension Plan. These arrangements have significantly improved the funding status of the UK Pension Plan and protected members' entitlements; and

     - GBP590 million or GBP2.75 per share (pre the 2 for 7 share consolidation of 27 March 2006) being returned to telent Shareholders;

   - The Acquisition, at 529.5 pence per telent Share, values the Diluted Share Capital of telent at a further GBP346 million.

   The Board of telent has, since the disposal of its equipment and international services businesses to Ericsson, been reviewing the most appropriate corporate structure for the Company given the relative size of its operations and the UK Pension Plan. The Company has held discussions with a wide range of existing participants and potential entrants to the secondary buyout market for pension fund assets and liabilities. From these discussions, the Board of telent has concluded that there is no short or medium term prospect of telent being able to dispose of the UK Pension Plan to the secondary market on terms that would create value for telent shareholders.

   Discussions with a number of third parties, including Fortress Investment Group, about a potential acquisition of telent started as part of this review process. The Board of telent believes the Acquisition represents the most compelling option available to telent Shareholders today and gives telent Shareholders the opportunity to realise their investment at an attractive price. The Board of telent believes the Acquisition price of 529.5 pence per telent Share represents fair value to telent Shareholders taking into account both the future prospects of the operational business and the position of the UK Pension Plan as described above.


7. Information on the telent Group

   telent supplies a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies in the UK and Germany, leveraging its accumulated knowledge of customers' networks, its expert field force, its scale and reputation for quality.

   Comprising the UK and German services businesses which were retained by the Company after the sale of its telecommunications equipment and international services businesses to Ericsson, the Company was renamed telent on 24 January 2006.

   For the financial year ended 31 March 2006, telent generated from continuing operations total sales of approximately GBP312 million, a profit from operations before restructuring items and pension and litigation settlements of approximately GBP20 million and a total profit from operations (after restructuring items and pension and litigation settlements) of approximately GBP31 million. Net assets (after retirement benefit scheme obligations) were GBP590 million as at 31 March 2006.


8. Information on Fortress Investment Group and Holmar

   Fortress Investment Group is a global alternative investment and asset management firm founded in 1998 with approximately $21 billion in discretionary equity capital under management. Fortress Investment Group is headquartered in New York City and its affiliates have offices in London, Rome, Frankfurt, Geneva, Toronto, Dallas, San Diego, Hong Kong and Sydney. Fortress Investment Group's private equity business is focused on making long term investments in cash flowing businesses in the United States and Western Europe and building them in partnership with management.

   Holmar is a private limited company newly incorporated in England and Wales and is indirectly owned by a private equity fund advised by Fortress Investment Group. Holmar has not traded prior to the date of this announcement (except for entering into transactions relating to the Acquisition) and has not entered into any obligations other than in connection with the Acquisition. The directors of Holmar are Robert Kauffman, Jon Ashley and Greg Share.

   The consideration payable by Holmar to telent Shareholders under the terms of the Scheme will be financed out of cash resources being made available to Holmar pursuant to investments by private equity funds advised by Fortress Investment Group. Goldman Sachs is satisfied that sufficient resources are available to satisfy in full the cash consideration payable to telent Shareholders under the terms of the Acquisition and the cash consideration payable to Warrantholders under the terms of the Warrant Proposal.


9. Plans for telent

   On completion of the Acquisition, it is Holmar's expectation that the directors of telent will resign. Holmar intends that the current management team led by Mark Plato will remain to drive the communications support services business forward. Holmar will work with the management team to grow the business and develop its customer relationships.


10. Management and Employees

   The Board of Holmar has given assurances to telent that following the Scheme becoming effective, telent and its subsidiaries will continue to observe the existing employment rights, including pension rights, of all their respective employees as required by applicable law and the relevant employment contracts.


11. Warrants

   Under the terms of the Warrants, Warrantholders can subscribe for one telent Share for every five Warrants exercised on payment of a subscription price of 750 pence. The subscription price payable for each telent Share on exercise of the Warrants thus exceeds the amount payable for each telent Share under the Scheme. The right to subscribe for telent Shares conferred by the Warrants will expire on 19 May 2007.

   A meeting of Warrantholders is to be convened at which an extraordinary resolution will be proposed to cancel the Warrants. If passed, the resolution will bind all Warrantholders and will result in the cancellation of the Warrants and the release of telent from all of its obligations under and in respect of the Warrants.

   In order to induce Warrantholders to vote in favour of this resolution Holmar is proposing that, if the resolution is passed and the Scheme becomes effective, Warrantholders will be paid:

                        for each Warrant 2 pence in cash

   The amount payable in respect of each Warrant under the Warrant Proposal represents a premium of approximately 60 per cent. over the closing price of
   1.25 pence per Warrant on 24 May 2006, being the last business day prior to the announcement of the possible acquisition.

   Neither the Acquisition nor the Scheme is conditional in any way on the approval of the Warrant Resolution.

   The telent Directors, who have been so advised by Morgan Stanley and Lazard, consider the terms of the Warrant Proposal to be fair and reasonable. In providing advice to the Board of telent, Morgan Stanley and Lazard have taken into account the commercial assessments of the telent Directors. Accordingly, the telent Directors intend unanimously to recommend that Warrantholders vote in favour of the Warrant Resolution. Mike Parton has irrevocably undertaken to vote in favour of the Warrant Resolution in respect of his own beneficial holding of 1,662 Warrants, representing approximately 0.0034 per cent. of the Warrants in issue.

   If the Warrant Resolution is not passed, the Warrants will remain outstanding after the Effective Date. In this circumstance, in order to preserve the ability of Warrantholders to determine whether the Warrants have any value before the Warrant Expiry Date, an amendment to telent's articles of association will be proposed to provide for Warrantholders to receive on request, at any time after the expiry of six months from the Effective Date, six-monthly valuations of telent's ordinary shares from telent's auditors. Any shares in the capital of telent issued after the Effective Date upon exercise of Warrants will be automatically transferred to Holmar at the valuation price or, pending any valuation, at the price paid to telent Shareholders under the Scheme.


12. telent Share Option Schemes

   Holmar will write to participants in the telent Share Option Schemes in due course to inform them of the effect of the Acquisition on their rights under the telent Share Option Schemes and to set out appropriate proposals to be made to the holders of such options. In particular:

   (i) all outstanding unvested options under the Marconi Corporation plc Senior Management Share Option Plan and the Marconi Corporation plc Employee Share Option Plan will, on the Scheme becoming effective, vest to the extent that the financial performance target applicable on a change of control is satisfied. Optionholders whose awards vest, or whose options become exercisable will be able to have the resulting telent Shares acquired by Holmar on the same terms as are available to telent Shareholders under the Scheme; and

   (ii) options under the Marconi Corporation plc Sharesave Plan will be exercisable for a period of 6 months following the Effective Date. Optionholders may exercise their options at any time during that period to the extent of their savings in the related savings contract and will be able to have their resulting telent Shares acquired by Holmar on the same terms as are available to telent Shareholders under the Scheme.

   Under the Merger Agreement Holmar has agreed that participants in the Marconi Corporation plc Employee Share Option Plan and the Marconi Corporation plc Sharesave Plan will be offered a cash payment equal to the gain (being the excess of the consideration payable under the terms of the Scheme for each telent Share over the option exercise price) on any options which are (or become) exercisable in exchange for the surrender of their options.

   The proposed amendment to telent's articles of association mentioned in paragraph 11 above will extend to shares in the capital of telent that are issued after the Effective Date pursuant to an exercise of options. The effect of this amendment will be that any telent Shares so issued will be automatically transferred to Holmar in consideration for the payment of an amount per share equal to the consideration payable under the Scheme for each telent Share.


13. Disclosure of interests in telent

   As at the close of business on 19 June 2006, being the last practicable business day prior to this announcement, the following persons acting in concert with Holmar were the registered owners of the following telent
   Shares:

   Name                                                 Number of telent Shares

   FIF III Holmar A Ltd.                                                346,600
   FIF III Holmar B Ltd                                                 296,349
   FIF III Holmar C Ltd                                                  61,969
   FIF III Holmar D Ltd                                                 142,232
   FIF III Holmar E Ltd                                                   9,990


   The five entities referred to above are owned by limited partnerships formed in Delaware and the Cayman Islands which are managed and advised by Fortress Investment Group. Certain officers and owners of Fortress Investment Group, including Randal Nardone (a director of Holmar Acquisitions Ltd., the immediate holding company of Holmar) and Robert Kauffmann (also a director of Holmar Acquisitions Ltd., and a director and the chairman of Holmar), who are both members of Fortress Investment Group's investment committee which has approved the involvement of private equity funds advised by Fortress Investment Group in the Acquisition, are also limited partners of certain of these limited partnerships. Whilst these persons have an interest in the assets which these limited partnerships own or control, including the shareholdings referred to above, they do not have any direct control over such assets in their capacity as limited partners.

   Save as disclosed above and for the telent Shares which are the subject of the irrevocable undertakings summarised in paragraph 4 above, neither Holmar nor any of the directors of Holmar nor, so far as the directors of Holmar are aware, any person acting in concert with Holmar, had an interest in or right to subscribe for relevant securities of telent or had any short position in relation to relevant securities of telent (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of telent.


14. Conditions

   The Acquisition will be subject to the Conditions, including the obtaining of clearance from the European Commission under the EC Merger Regulation, approvals by telent Shareholders and the sanction of the Scheme by the Court. The Acquisition is not conditional in any way on the approval of the Warrant Resolution.


15. Structure of the Acquisition

   The Acquisition is to be effected by means of a scheme of arrangement between telent and its shareholders under section 425 of the Companies Act. The procedure involves an application by telent to the Court to sanction the Scheme and confirm the cancellation of all the existing telent Shares, in consideration for which telent Shareholders will receive cash as described in paragraph 2 above.

   To become effective, the Scheme requires, amongst other things, the approval of a majority in number representing 75 per cent. or more in value of the relevant telent Shareholders present and voting in person or by proxy at the Court Meeting together with the sanction of the Court and the passing of the resolution necessary to implement the Scheme at the Extraordinary General Meeting. The Scheme will only become effective upon delivery to the Registrar of Companies in England and Wales of a copy of the Court Order and the registration of the Court Order with the Registrar of Companies in England and Wales. Upon the Scheme becoming effective, it will be binding on all telent Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the Extraordinary General Meeting. The Scheme is expected to become effective in the third quarter of 2006.

   Under the Scheme, each telent Share (other than any Excluded Shares held by Holmar) will be cancelled and new telent Shares will be issued fully paid to Holmar. In consideration for the cancellation of their telent Shares, holders of telent Shares will receive consideration under the terms of the Acquisition as outlined in paragraph 2 above. On the Effective Date, telent will become a wholly owned subsidiary of Holmar and share certificates in respect of telent Shares will cease to be valid and should be destroyed. In addition, on the Effective Date, entitlements to telent Shares held within the CREST system will be cancelled.


16. Delisting, re-registration and de-registration from the SEC

   It is intended that Holmar will procure that a request will be made by telent to the UK Listing Authority to cancel the listings of the telent Shares and the Warrants on the Official List and to the London Stock Exchange to cancel the admission to trading of the telent Shares and the Warrants on the London Stock Exchange's market for listed securities so that telent Shares and the Warrants will cease to be listed on the Official List on the Effective Date and the last day of dealing in telent Shares and the Warrants on the London Stock Exchange will be the last dealing day before the Effective Date. As soon as practicable after the Effective Date, it is intended that telent will be re-registered as a private limited company.

   telent Shares are currently registered with the SEC. As previously disclosed by telent, telent is currently taking steps to terminate its reporting obligations under the Exchange Act by deregistering from the SEC. The effect of deregistration is that telent would no longer be subject to the periodic reporting requirements of the Exchange Act. If telent has not deregistered from the SEC before the completion of the Acquisition, it is intended that telent will do so immediately thereafter.


17. General

   The Acquisition will be made on the terms and subject to the Conditions set out herein and to be set out in the Scheme Document. The Scheme Document will be despatched to telent Shareholders shortly and will include full details of the Scheme, together with notices of the Court Meeting and the Extraordinary General Meeting and the expected timetable for the implementation of the Scheme. Further details of the Warrant Proposal will be set out in a circular to Warrantholders which will be sent to Warrantholders shortly. The Acquisition will be governed by English law. The Acquisition will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, the UK Listing Authority and applicable US securities laws.

   In deciding whether or not to vote in favour of the Scheme, telent Shareholders should rely on the information contained in, and follow the procedures described in, the Scheme Document and the Forms of Proxy. In deciding whether or not to vote in favour of the Warrant Resolution, Warrantholders should rely on the information contained in, and follow the procedures described in, the circular to Warrantholders and the Warrant Proxy.

   Appendix I contains the conditions to the implementation of the Scheme and the Acquisition. Details of the sources and bases of certain information set out in this announcement are included in Appendix II. Certain terms used in this announcement are defined in Appendix III.


Enquiries

MJ2 Business Communications
(Public relations adviser to Fortress Investment Group and Holmar)
Tim McCall            +44 (0) 20 7491 7784


Goldman Sachs
(Financial adviser to Fortress Investment Group and Holmar)
Basil Geoghegan       +44 (0) 20 7774 1000
Mateusz Szeszkowski

Bell Pottinger
(Public relations adviser to telent)
Charles Cook          +44 (0) 20 7861 3928
Zoe Sanders           +44 (0) 20 7861 3887

Morgan Stanley
(Rule 3 financial adviser to telent)
Adrian Doyle          +44 (0) 20 7425 5000

Lazard
(Rule 3 financial adviser to telent)
Nicholas Jones        +44 (0) 20 7187 2000
Peter Warner

JPMorgan Cazenove
(Financial adviser and broker to telent)
Edmund Byers          +44 (0) 20 7588 2828
Andrew Hodgkin


Goldman Sachs, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Fortress Investment Group and Holmar and no one else in connection with the Acquisition and will not be responsible to anyone other than Fortress Investment Group and Holmar for providing the protections afforded to customers of Goldman Sachs nor for providing advice in relation to the Acquisition.

Morgan Stanley, Lazard and JPMorgan Cazenove are acting for telent and no one else in connection with the Acquisition and will not be responsible to anyone other than telent for providing the protections afforded to the respective clients of Morgan Stanley, Lazard or JPMorgan Cazenove nor for providing advice in relation to the Acquisition.

The availability of the Acquisition or the distribution of this announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not so resident should inform themselves of, and observe, any applicable requirements. This announcement has been prepared for the purposes of complying with English law and the Code and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

This announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to buy or subscribe for any securities. Any response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document or any document by which the Offer is made.


Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of telent, all "dealings" in any "relevant securities" of telent (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of telent, they will be deemed to be a single person for the purposes of Rule 8.3 of the Code.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of telent by Holmar or telent, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 of the Code, you should consult the Panel.

This announcement contains "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 about telent, Holmar and the proposed transaction with Holmar. These statements include the expected timetable, statements regarding plans, objectives and expectations with respect to future operations, and statements regarding future performance, events or trends. Words such as "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of telent or Holmar, and may cause the actual results, performance or achievements of the telent Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (i) delays in satisfying, or failure to satisfy, the conditions to the proposed transaction (as described in Appendix I of this announcement);
(ii) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed transaction; (iii) the ability to manage regulatory, tax and legal matters and changes in the regulatory environment; and (iv) adverse changes in the markets for telent's services. Important risks, uncertainties and considerations are also discussed in the telent Circular and telent's annual report to the SEC on Form 20-F for the year ended 31 March 2005 and in telent's other filings with the SEC. telent Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to telent's and Holmar's judgement as of the date on which they are made. Any such forward-looking statements are not intended to give any assurance as to future results. Neither telent nor Holmar undertakes to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                   APPENDIX I

       CONDITIONS TO THE IMPLEMENTATION OF THE SCHEME AND THE ACQUISITION

The Acquisition will be conditional upon the Scheme becoming unconditional and effective, subject to the Code, by not later than 30 September 2006 or such later date (if any) as Holmar, telent and the Court may agree. The Scheme will comply with the rules and regulations of the UK Listing Authority, the London Stock Exchange and the Code. The Scheme will not become effective unless the following conditions are satisfied or, where appropriate, waived:

(a) the approval of the Scheme by a majority in number representing three-fourths or more in value of the telent Shareholders (other than the holders of the Excluded Shares) present and voting, either in person or by proxy, at the Court Meeting, or any adjournment thereof;

(b) the resolution(s) required to implement the Scheme being duly passed by the requisite majority at the Extraordinary General Meeting, or at any adjournment thereof;

(c) the sanction (with or without modification, on terms agreed by telent and Holmar) of the Scheme and confirmation of the reduction of capital involved therein by the Court and an office copy of the Court Order and the minute of such reduction attached thereto being delivered for registration to the Registrar of Companies in England and Wales and, in relation to the reduction of capital, being registered by the Registrar of Companies in England and Wales;

(d) the European Commission having issued a decision under Article 6(1)(b) or 8 (1) or 8(2) of Council Regulation (EC) 139/2004 (or having been deemed to have done so under Article 10(6) of Council Regulation (EC) 139/2004) declaring the Acquisition compatible with the EC Common Market;

(e) no Third Party having intervened in any way or announced, instituted, implemented or threatened any action, proceeding, investigation, enquiry, suit or reference, or enacted, made or proposed any statute, regulation, decision or order which would or might reasonably be expected (in any case to an extent which is material in the context of the Wider Holmar Group or the Wider telent Group, as the case may be, in each case, taken as a whole) to:

       (i) make the Acquisition or its implementation or the acquisition or proposed acquisition by Holmar or any other member of the Wider Holmar Group of any shares or other securities in, or control or management of, telent or any other member of the Wider telent Group, void, unenforceable and/or illegal in any jurisdiction or otherwise directly or indirectly restrain, restrict, prohibit, prevent, delay or otherwise interfere therewith or with the implementation thereof, or impose additional conditions or obligations with respect thereto, or require amendment to the terms of the Acquisition or the proposed acquisition of any shares or securities in telent, or the acquisition of control of telent by Holmar;

       (ii) require, prevent, or delay the divestiture, or alter the terms of any proposed divestiture by Holmar or any other member of the Wider Holmar Group or by telent or any other member of the Wider telent Group of all or any part of their respective businesses, assets or properties or impose any limitation on the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any material part thereof;

       (iii) limit or delay the ability of any member of the Wider Holmar Group or any member of the Wider telent Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or loans or securities convertible into shares or other securities (or the equivalent)in, or to exercise voting or management control over, any member of the Wider Holmar Group or any member of the Wider telent Group;

       (iv) require any member of the Wider Holmar Group or of the Wider telent Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in the implementation of the Acquisition);

       (v) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the Wider Holmar Group of any shares or other securities (or the equivalent) in telent;

       (vi) limit the ability of any member of the Wider Holmar Group or of the Wider telent Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Holmar Group or of the Wider telent Group;

       (vii) result in any member of the Wider telent Group ceasing to be able to carry on business under any name under which it presently does so; or

       (viii) otherwise adversely affect the business, assets, profits, financial or trading position of any member of the Wider telent Group or of the Wider Holmar Group,

       and all applicable waiting and other time periods during which any Third Party could institute, implement or threaten any action, proceeding, investigation, enquiry, suit or reference or any other step under the laws of any relevant jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, telent or any other member of the Wider telent Group by Holmar or any other member of the Wider Holmar Group, having expired, lapsed or terminated.


(f) all necessary notifications and filings having been made, all applicable regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) having expired, lapsed or been terminated, in each case in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, telent or any other member of the Wider telent Group by Holmar or any other member of the Wider Holmar Group or the carrying on by any member of the Wider telent Group of its business except where the failure to make any such notification or filing, or comply with any such obligation, or the fact that any such period has not expired, lapsed or been terminated, individually or in the aggregate, would not be reasonably likely to have a materially adverse effect on the Wider Holmar Group taken as a whole;


(g) all authorisations and determinations necessary or reasonably considered to be appropriate by Holmar in any relevant jurisdiction for or in respect of the Acquisition or the acquisition or proposed acquisition of any shares or other securities in, or control of, telent or any other member of the Wider telent Group by any member of the Wider Holmar Group or in relation to the continuation of the business of any member of the Wider telent Group having been obtained, in terms and in a form reasonably satisfactory to Holmar, from all relevant Third Parties or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider telent Group has entered into contractual arrangements that are material in the context of the Wider telent Group taken as a whole (in each case, where the failure to obtain such authorisations and determinations is likely to have a materially adverse effect on the Wider telent Group taken as a whole) and such authorisations and determinations, together with all authorisations and determinations necessary or reasonably considered to be appropriate by Holmar for any member of the Wider telent Group to carry on its business (where the absence of any such authorisations and determinations is likely to have a materially adverse effect on the Wider telent Group taken as a whole), remaining in full force and effect and there being no notice or intimation of any intention to revoke, suspend, restrict, modify or not renew any of the same in any such case in so far as is material in the context of the Wider Holmar Group or the Wider telent Group, as the case may be, in each case, taken as a whole;

(h) except as publicly announced by telent, or as fairly disclosed to Fortress Investment Group or Holmar by or on behalf of telent in connection with the Acquisition, in each case prior to the date hereof, there being no provision of any agreement, arrangement, licence, permit, franchise or other instrument to which any member of the Wider telent Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject or any circumstance, which, in each case as a consequence of the Acquisition or the proposed acquisition of any shares or other securities in, or change in the control of or management of, telent or any other member of the Wider telent Group by any member of the Wider Holmar Group or otherwise, would or might reasonably be expected to result in, (in any case to an extent that is or would be material in the context of the Wider telent Group taken as a whole):

       (i) any monies borrowed by, or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any such member being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

       (ii) any such agreement, arrangement, licence, franchise or other instrument, or the rights, liabilities, obligations or interests of any member of the Wider telent Group thereunder, being, or becoming capable of being, terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken or arising thereunder;

       (iii) the rights, liabilities, obligations or interests of any member of the Wider telent Group under any such agreement, arrangement, licence or instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected;

       (iv) any member of the Wider telent Group ceasing to be able to carry on its business under any name under which it presently does so;

       (v) any asset or interest of any member of the Wider telent Group being or failing to be disposed of or charged or ceasing to be available to any member of the Wider telent Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider telent Group;

       (vi) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider telent Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

       (vii) the creation of any liability (actual or contingent) by any member of the Wider telent Group; or

       (viii) the financial or trading position of any member of the Wider telent Group being prejudiced or adversely affected,

       and no event having occurred which, under any provision of any agreement, arrangement, licence, or other instrument to which any member of the Wider telent Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (h) to an extent which is material in the context of the Wider telent Group taken as a whole;


(i) save as publicly announced by telent, or as fairly disclosed to Holmar or Fortress Investment Group by or on behalf of telent in connection with the Acquisition in each case prior to the date hereof, no member of the Wider telent Group having, since 31 March 2005:


       (i) (save as between telent and, on a pre-emptive basis, any member of the Wider telent Group or upon the exercise of rights to subscribe for telent Shares pursuant to the exercise of options granted under the telent Share Option Schemes or under the Warrants) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities, or redeemed, purchased or repaid any of its own shares or other securities or reduced or authorised or made any other change to any part of its share capital (other than pursuant to the implementation of the Scheme);

       (ii) recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise (other than to telent or a wholly-owned subsidiary of telent);

       (iii) save for transactions between members of the telent Group, acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any rights, title or interest in any asset (including shares and trade investments), which, in each case, is material in the context of the Wider telent Group taken as a whole, or merged with or demerged any body corporate or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal, transfer, mortgage, charge or security interest (other than in the ordinary course of business);

       (iv) save for transactions between members of the telent Group, made or authorised or proposed or announced an intention to propose any change in its loan capital or issued, authorised or proposed the issue of any debentures which is material in the context of the Wider telent Group taken as a whole;

       (v) (save in the ordinary course of business or for transactions between members of the telent Group) incurred or increased any indebtedness or liability (actual or contingent) which is material in the context of the Wider telent Group taken as a whole;

       (vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long-term, onerous or unusual nature or magnitude or which involves or might reasonably be expected to involve an obligation of such a nature or magnitude, or restricts or would be restrictive on the business of any member of the Wider telent Group or the Wider Holmar Group and in any case which is material in the context of the Wider telent Group taken as a whole;

       (vii) entered into or varied the terms of any contract, agreement or arrangement with any of the telent Directors or, to an extent that is material to the Wider telent Group taken as a whole, any other director or senior executive of any member of the Wider telent Group;

       (viii) waived or compromised any claim other than in the ordinary course of business in any case in a manner or on terms that are material in the context of the Wider telent Group taken as a whole;

       (ix) taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made, in each case for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person or analogous person appointed, in each case which is material in the context of the Wider telent Group taken as a whole;

       (x) been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

       (xi) made any alteration to the memorandum or articles of association (or equivalent constitutional documents) of telent or any of telent's subsidiaries, save as required to implement the Scheme;

       (xii) purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

       (xiii) save for the Scheme, implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement which is material in the context of the Acquisition or of the Wider telent Group taken as a whole;

       (xiv) entered into any contract, transaction or arrangement which is or could be restrictive to a material extent on the business of any member of the Wider telent Group or the Wider Holmar Group other than to a nature and extent which is normal in the context of the business concerned;

       (xv) proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Wider telent Group in a manner which is material in the context of the Acquisition or of the Wider telent Group taken as a whole;

       (xvi) made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for the directors or employees (or their dependants) of any member of the Wider telent Group or the benefits which accrue, or to the pensions which are payable thereunder for all members or category of members, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined for all members or category of members or to the basis on which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to any change to the trustees including the appointment of a trust corporation, in each case in a manner which is material in the context of the Wider telent Group taken as a whole; or

       (xvii) entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition (i);


(j) since 31 March 2005, and save as publicly announced by telent, or as fairly disclosed by or on behalf of telent to Fortress Investment Group or Holmar in connection with the Acquisition in each case prior to the date hereof:

       (i) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of telent or any other member of the Wider telent Group that is material in the context of the Wider telent Group taken as a whole;

       (ii) no litigation or arbitration proceedings, prosecution or other legal proceedings having been instituted, announced, implemented or threatened in writing by or against or remaining outstanding against or in respect of any member of the Wider telent Group or to which any member of the Wider telent Group is or may become a party (whether as plaintiff, defendant or otherwise) which in any such case might be reasonably expected adversely and materially to affect the Wider telent Group taken as a whole;

       (iii) (other than as a result of the Acquisition) no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened in writing, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Wider telent Group which in any such case is material in the context of the Wider telent Group taken as a whole;

       (iv) no contingent or other liability of any member of the Wider telent Group having arisen or become apparent to Holmar or increased which in any case is material in the context of the Wider telent Group taken as a whole; and

       (v) no steps having been taken which would be reasonably likely to result in the withdrawal, cancellation, termination or material modification of any licence held by any member of the Wider telent Group which is material in the context of the Wider telent Group taken as a whole.


(k) save as publicly announced by telent, or fairly disclosed by or on behalf of telent to Fortress Investment Group or Holmar in connection with the Acquisition prior to the date hereof, Holmar not having discovered:

       (i) that any financial, business or other information concerning telent or the Wider telent Group that has been disclosed at any time by or on behalf of any member of the Wider telent Group whether publicly, or to any member of the Wider Holmar Group, is misleading, contains any misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading, in each case, to an extent which is material in the context of the Acquisition, and which was not corrected prior to the date hereof either publicly or otherwise fairly disclosed to Fortress Investment Group or Holmar; or

       (ii) that any member of the Wider telent Group is subject to any liability (actual or contingent) that has not been publicly announced and which is material in the context of the Acquisition; or

       (iii) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Wider telent Group and which is material in the context of the Wider telent Group taken as a whole;


(l) Holmar not having discovered that, save as publicly announced by telent or fairly disclosed to Fortress Investment Group or Holmar by and on behalf of telent prior to the date hereof:

       (i) any past or present member of the Wider telent Group has not complied with any and/or all applicable legislation or regulations of any jurisdiction or authorisations with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, carriage, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider telent Group which in any case is material in the context of the Wider telent Group taken as a whole;

       (ii) there is, or is likely to be, any liability (whether actual or contingent)to make good, repair, reinstate or clean up any property or controlled waters now or previously owned, occupied or made use of, or controlled by or on behalf of any past or present member of the Wider telent Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, or any other property or any controlled waters under any environmental legislation, regulation, notice, circular or order or other lawful requirement of any relevant authority or Third Party or otherwise which in any case is material in the context of the Wider telent Group taken as a whole; or

       (iii) that circumstances exist whereby a person or a class of person would be likely to have a claim in respect of any supply, product or process of manufacture or materials used therein now or previously manufactured, sold or carried our by any past or present member of the Wider telent Group which is or is reasonably likely to be material in the context of the Wider telent Group taken as a whole;

(m) save as publicly announced by telent, or as fairly disclosed to Holmar or Fortress Investment Group by or on behalf of telent in connection with the Acquisition in each case prior to the date hereof, since 31 March 2005:

       (i) no member of the telent Group having altered the nature or scope of its business in any way that is material in the context of the telent Group taken as a whole or the implementation of the Acquisition;

       (ii) no member of the telent Group having made any acquisitions or disposals outside the ordinary course of business consistent with past practice by any means (including, without limitation, by lease or licence), of any asset or assets with an aggregate value of GBP3,000,000 or more (based on lower of market and net book value), save for transactions to be implemented pursuant to the MOA;

       (iii) no transfers having been made by any means of any or all of the shares in any subsidiary of telent (other than intra-group transfers of the shares of any such subsidiary), save for transactions to be implemented pursuant to the MOA;

       (iv) no member of the telent Group having given any guarantee, indemnity or security, or entered into any agreement or arrangement having a similar effect or assumed, otherwise than by operation of law, any liability, whether actual or contingent, in respect of any obligation of any person, in each case, to an extent that is material in the context of the telent Group taken as a whole;

       (v) no member of the telent Group having entered into any agreement or binding commitment to do any of the actions described in sub-paragraphs (i) to (iv) above; or


(n) no event or circumstance shall have occurred or arisen before the Effective Date that could reasonably be expected to result in either of the clearance statements issued by the Pensions Regulator on 21 October 2005 and 23 May 2006 in relation to the UK Pension Plan in respect of any member of the Wider telent Group and/or any member of the Wider Holmar Group and/or any persons who are or may become their respective associates or connected persons (as defined in sections 249 and 435 of the Insolvency Act 1986) being varied, amended, revoked, ceasing to bind the Pensions Regulator or otherwise ceasing to remain in full force and effect and the Pensions Regulator shall not have taken any action that would or might reasonably be expected to have a similar effect, in each case where such circumstance would or might reasonably be expected to have a materially adverse effect on the Wider telent Group or the Wider Holmar Group (in each case taken as a whole).


For the purposes of these conditions:

(a) "Third Party" means any government, government department or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction;


(b) a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement, or threaten any action, proceeding, suit, investigation or enquiry or reference, or made, enacted or proposed any statute, regulation, decision or order, or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;


(c) "authorisations" means authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, permissions, exemptions and approvals;


(d) "publicly announced" means disclosed in (i) the annual report and accounts of telent for the year ended 31 March 2005, or (ii) the interim accounts of telent for the six months ended 30 September 2005; or (iii) telent's annual report on Form 20-F for the year ended 31 March 2005 filed with the SEC; or (iv) the circular sent to certain creditors of telent and to certain creditors of Marconi plc dated 31 March 2003 setting out proposals in relation to, inter alia, a scheme of arrangement between telent and certain of its creditors pursuant to section 425 of the Companies Act and the associated listing particulars issued by telent and dated 31 March 2003; or (v) the telent Circular; or (vi) the announcement on 25 May 2006 of telent's unaudited results for the financial year ended 31 March 2006; or (vii) otherwise announced on or before the date hereof by telent by the delivery of an announcement to a Regulatory Information Service;


(e) "the Wider telent Group" means telent and its subsidiary undertakings, associated undertakings and any other undertakings in which telent and such undertakings (aggregating their interests) have a substantial interest, the "telent Group" means telent and its subsidiaries, subsidiary undertakings and holding companies and the subsidiaries and subsidiary undertakings of any such holding company and "the Wider Holmar Group" means Holmar and its subsidiary undertakings, associated undertakings and any other undertaking in which Holmar and such undertakings (aggregating their interests) have a substantial interest and, for these purposes, "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent. or more of the equity capital of an undertaking;


(f) "MOA" means the Memorandum of Agreement dated 25 October 2005 and entered into by telent and Ericsson; and


(g) "Encumbrance" means any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement, or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or similar right in favour of any person.


Subject to the requirements of the Panel, Holmar reserves the right to waive all or any of the above Conditions, in whole or in part, except Conditions (a), (b) and (c). The Acquisition will lapse and the Scheme will not proceed unless all the above Conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Holmar to have been satisfied or to remain satisfied prior to the Scheme being sanctioned by the Court. Holmar shall be under no obligation to waive or treat as fulfilled any of Conditions (d) to (n) above inclusive by a date earlier than the date specified above for the fulfilment thereof notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such Conditions may not be capable of fulfilment.


Holmar reserves the right to elect to implement the Acquisition by way of a takeover offer (as defined in section 428 of the Companies Act). In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates (but capable of waiver in accordance with Rule 10 of the Code) and such other amendments as Holmar may deem necessary or desirable in order to not make such offer directly, or indirectly, in or into Australia, Canada, Japan or the United States and to comply with applicable securities laws), so far as applicable, as those which would apply to the Scheme.


If Holmar is required by the Panel to make an offer for telent Shares under the provisions of Rule 9 of the Code, Holmar may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.


The Scheme will not proceed if the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation (EC) 139/2004 or the Acquisition is referred to the Competition Commission before the date of the Court Meeting.


The Acquisition and the Scheme will be governed by English law and be subject to the jurisdiction of the English courts, to the conditions set out above and the further terms to be set out in the formal Scheme Document and related Forms of Proxy.


The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.






                                  APPENDIX II


                               SOURCES AND BASES


In this announcement:


(i) Unless otherwise stated, financial information concerning telent has been extracted from the announcement on 25 May 2006 of telent's unaudited results for the financial year ended 31 March 2006.


(ii) The value of the Diluted Share Capital of telent is based upon 61,415,786 telent Shares in issue on 19 June 2006 and 3,969,200 telent Shares underlying options issued under the telent Share Option Schemes which have an exercise price of 529.5 pence or less and excludes telent Shares which could fall to be issued on exercise of subscription rights under the Warrants or under unvested options which are expected to have lapsed prior to the completion of the Acquisition.


(iii) The closing price of a telent Share or Warrant is the middle market price extracted from the Daily Official List for the relevant day.


(iv) The average closing price for a telent Share for the period from 25 October 2005 (being the date on which telent announced the disposal of its telecommunications equipment and international services businesses to Ericsson) to 24 May 2006, the last business day prior to the announcement of a possible offer by Holmar, and the premium of 23 per cent. over the average closing price of 430.5 pence per telent Share for the period from 25 October 2005 to 24 May 2006 referred to in this announcement, are based upon information sourced from the Daily Official List (adjusted for the 275 pence per share special dividend payment and the 2 for 7 share consolidation associated with the transaction with Ericsson).


(v) The percentage of the Warrants in issue represented by Mr Parton's beneficial holding of 1,662 Warrants in respect of which he has given an irrevocable undertaking is based on there being 49,609,047 Warrants in issue as at 19 June 2006.


                                  APPENDIX III

                                  DEFINITIONS


The following definitions apply throughout this announcement unless the context otherwise requires:

"Acquisition"                  the proposed acquisition by Holmar of telent by
                               means of the Scheme or, should Holmar so elect,
                               by means of the Offer

"Affiliate"                    in relation to a party, any person that directly
                               or indirectly, through one or more
                               intermediaries, controls, is controlled by, or is
                               under common control with, the party, and for
                               these purposes a party shall be deemed to control
                               a person if such party owns, directly or
                               indirectly, 50 per cent or more of the voting
                               rights of such person

"Board" the board of directors of Holmar or telent, as the context may require

"business day"                 any day, other than a Saturday, Sunday or public
                               or bank holiday, on which banks are generally
                               open for business in the City of London

"Capital Reduction"            the proposed reduction of the capital of telent
                               in connection with the Scheme

"Code"                         the City Code on Takeovers and Mergers

"Companies Act"                the Companies Act 1985, as amended

"Conditions"                   the conditions to the Acquisition set out in
                               Appendix I to this announcement

"Court"                        the High Court of Justice in England and Wales

"Court Hearing"                the hearing by the Court of the petition to
                               sanction the Scheme and confirm the Capital
                               Reduction

"Court Meeting"                the meeting or meetings of telent Shareholders as
                               may be convened pursuant to an order of the Court
                               under section 425 of the Companies Act for the
                               purpose of considering and, if thought fit,
                               approving the Scheme (with or without amendment)
                               including any adjournment or postponement of any
                               such meeting

"Court Order"                  the order of the Court sanctioning the Scheme
                               under section 425 of the Companies Act and
                               confirming the Capital Reduction provided for by
                               the Scheme under section 137 of the Companies Act

"Daily Official List"          the Daily Official List of the London Stock
                               Exchange

"Deed Poll"                    the instrument by way of deed poll dated 16 May
                               2003 and executed by telent under which the
                               Warrants are constituted

"Diluted Share Capital"        the total number of issued telent Shares plus the
                               number of telent Shares underlying options issued
                               under the telent Share Option Schemes which have
                               an exercise price of 529.5 pence or less

"Effective Date"               the day on which the Scheme becomes effective in
                               accordance with its terms

"Ericsson"                     Telefonaktiebolaget LM Ericsson (publ)

"Exchange Act"                 the US Securities Exchange Act of 1934, as
                               amended

"Excluded Shares "             any telent Shares which may be registered in the
                               name of, or beneficially owned by, Holmar or any
                               of its Affiliates

"Extraordinary General         the extraordinary general meeting of telent
Meeting"                       Shareholders (and any adjournment thereof) to be
                               convened in connection with the Scheme

"Forms of Proxy"               the forms of proxy for use at the Court Meeting
                               and Extraordinary General Meeting

"Fortress Investment Group"    Fortress Investment Group LLC, a Delaware Limited
                               Liability Company whose principal place of
                               business is at 1345 Avenue of the Americas,
                               New York, NY 10105, US and its Affiliates

"Goldman Sachs"                Goldman Sachs International

"Holmar" Holmar Holdings Limited, a private company limited by shares incorporated in England and Wales with registered number 5806195 whose registered office is at 40 Bank Street, Canary Wharf, London E14 5DS

"JPMorgan Cazenove"            JPMorgan Cazenove Limited

"Lazard"                       Lazard & Co., Limited

"Listing Rules"                the listing rules of the UK Listing Authority

"London Stock Exchange"        London Stock Exchange plc

"Merger Agreement"             the Merger Agreement dated the date of this
                               announcement between Holmar and telent

"Morgan Stanley"               Morgan Stanley & Co. Limited

"Offer" should Holmar elect to effect the Acquisition by way of a takeover offer, the offer to be made by Goldman Sachs for and on behalf of Holmar for all of the telent Shares (other than telent Shares already owned by Holmar and its associates (such term being construed in accordance with section
                               430E(4)(a) to (d) (inclusive) of the Companies
                               Act)) on the terms and subject to the conditions to be set out in the Offer Document and in the related form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof

"Offer Document"               the document which would be despatched to
                               (amongst others) holders of telent Shares
                               pursuant to which the Offer, if any, would be
                               made

"Official List"                the Official List of the UK Listing Authority

"Panel"                        the Panel on Takeovers and Mergers

"Regulatory Information        any of the services set out in schedule 12 to the
Service"                       Listing Rules from time to time

"Scheme"                       the proposed scheme of arrangement under section
                               425 of the Companies Act between telent and the telent Shareholders to effect the Acquisition, the full terms of which will be set out in the Scheme Document

"Scheme Document"              the document to be sent to telent Shareholders
                               containing and setting out, among other things,
                               the terms and conditions of the Scheme and the
                               notices convening the Court Meeting and the
                               Extraordinary General Meeting

"SEC"                          US Securities and Exchange Commission

"subsidiary"                   shall be construed in accordance with the
                               Companies Act

"Takeover Proposal"            any proposal or offer by any third party (other
                               than a proposal or offer by or on behalf of
                               Holmar, any Affiliate of Holmar or any person
                               acting in concert with Holmar (as such term is
                               defined in the Code)) for 50 per cent or more of
                               the voting share capital of telent whether by
                               offer, merger, scheme of arrangement or other
                               means and any partnership, joint venture or other
                               business combination involving a change of
                               control of telent, or contribution, disposal or
                               acquisition of 50 per cent or more of the assets,
                               businesses, revenues or undertaking of telent and
                               its subsidiaries or other similar transaction
                               that is inconsistent with the implementation of
                               the Acquisition

"telent" or "Company"          telent plc (formerly known as Marconi Corporation
                               plc), a public limited company incorporated in
                               England and Wales under registered number
                               00067307 whose registered office is at New
                               Century Park, PO Box 53, Coventry CV3 1HJ

"telent Circular"              the circular to telent Shareholders dated 25
                               November 2005 in connection with, amongst other
                               things, the sale by telent of its
                               telecommunications equipment and international
                               services businesses to Ericsson

"telent Directors"             the Board of telent from time to time

"telent Group"                 telent and its subsidiaries

"telent Shareholders"          holders of telent Shares

"telent Share Option Schemes"  the Marconi Corporation plc Senior Management
                               Share Option Plan, the Marconi Corporation plc
                               Employee Share Option Plan and the Marconi
                               Corporation plc Sharesave Plan

"telent Shares"                the issued and to be issued ordinary shares of
                               87.5 pence each in the capital of telent

"UK" or "United Kingdom"       the United Kingdom of Great Britain and Northern
                               Ireland

"UK Listing Authority"         the Financial Services Authority acting in its
                               capacity as the competent authority for listing
                               under Part VI of the Financial Services and
                               Markets Act 2000

"UK Pension Plan"              the G.E.C. 1972 Pension Plan

"US" or "United States"        the United States of America, its possessions and
                               territories, all areas subject to its
                               jurisdiction or any subdivision thereof, any
                               State of the United States and the District of
                               Columbia

"Warrant Expiry Date"          19 May 2007

"Warrantholder"                a holder of one or more Warrants

"Warrantholders Meeting"       the meeting of Warrantholders (and any
                               adjournment thereof) to be convened by telent at
                               which the Warrantholders will be asked to
                               consider and, if thought fit, approve the Warrant
                               Resolution

"Warrant Proposal"             the proposed payment of 2 pence in cash for
                               each Warrant, conditional upon the Warrant
                               Resolution being passed and upon the Scheme
                               becoming effective

"Warrant Proxy"                the form of proxy for use at the Warrantholders
                               Meeting

"Warrant Resolution"           the extraordinary resolution to be proposed at
                               the Warrantholders Meeting to cancel the Warrants
                               and release telent from all of its obligations
                               under and in respect of the Warrants

"Warrants"                     rights created by the Deed Poll entitling the
                               Warrantholders upon the valid exercise of such
                               rights, to subscribe for telent Shares on the
                               terms and conditions set out in the Deed Poll

"GBP", "sterling" and "pence"  means the lawful currency of the UK

"$" or "US$"                   United States dollars


All references to times are to London time unless otherwise stated.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       TELENT PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 20 June, 2006